UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

NOTICE OF EXEMPT SOLICITATION

Submitted Pursuant to Rule 14a-6(g)

(Amendment No. ____)

1. Name of the Registrant:

Genworth Financial, Inc. [CIK: 1276520]

2. Name of Person Relying on Exemption:

Scott Klarquist

3. Address of Person Relying on the Exemption:

Available Upon Request

4. Written Material. The following written materials are attached:

Letter to Genworth Shareholders.

* * *

Written materials are submitted voluntarily pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. This is not a solicitation of authority to vote your proxy. The cost of this filing is being borne entirely by the filer.

PLEASE NOTE: I am NOT asking for your proxy card and cannot accept your proxy card. Please DO NOT send me your proxy card.

(Written material follows)

Open Letter to Genworth Shareholders:

March 13, 2025

Dear Fellow Genworth Shareholders,

On February 20, 2025, in anticipation of the 2025 annual meeting of shareholders (the "Meeting") of Genworth Financial, Inc. ("GNW" or the "Company"), I submitted (as a record holder of GNW stock) the following draft proposals to be voted on at the Meeting pursuant to Section 2 of the Company's bylaws:

PROPOSAL [4]: ENACT STAKE STRATEGIC ALTERNATIVES : "RESOLVED, that the shareholders of the Company request that the Board promptly form a special committee of the Board, comprised solely of independent Board directors, to consider potential strategic alternatives for the Company's ownership stake in Enact Holdings, Inc. (ticker: ACT), which as of December 31, 2024 totaled 123,761,372 shares of ACT stock, including without limitation whether it would be in the best interests of the Company's shareholders to spin off a majority of such stake in a tax-free transaction to shareholders and, further, that such special committee report back to the Company's shareholders periodically in a timely manner (no less often than once every six months) updating the shareholders on the status of the committee's deliberations."

PROPOSAL [5]: PROXY ACCESS: "RESOLVED, that the shareholders of the Company request that the Board promptly amend the Company's articles and/or bylaws (as appropriate) to enable proxy access to nominate directors for certain groups of beneficial shareholders along the following lines:

* Ownership threshold: maximum requirement of not more than three percent (3%) of the voting power for any nominating group;

* Ownership duration: maximum requirement of not longer than three (3) years of continuous ownership for each member of the nominating group;

* Aggregation: minimal or no limits on the number of shareholders permitted to form a nominating group; and

* Cap: cap on nominees of equal to twenty-five percent (25%) (or greater) of the total number of directors."

PROPOSAL [6]: DISCLOSURE REGARDING CEO SUCCESSION PLANNING POLICY : "RESOLVED, that the shareholders of the Company request that the Board include in each annual proxy statement a fulsome discussion of the Company's succession planning for the Chief Executive Officer disclosing, at a minimum, whether the Board has interviewed any potential successor CEO candidates and a prospective timeline for the retirement of the existing CEO."

PROPOSAL [7]: IN-PERSON OPTION FOR SHAREHOLDERS TO ATTEND ANNUAL MEETING : "RESOLVED, that the shareholders of the Company request that the Board include in each annual proxy statement a proposed annual meeting itinerary that would enable beneficial shareholders of the Company who wish to attend the Company's annual meeting in person (rather than via webcast) the option to do so."

Our Company has not received these annual meeting proposals with open arms; in fact, quite the opposite. Over 2 weeks after my letter containing the draft proposals was sent to the company, GNW had its lawyers respond with a 9-page tortuously reasoned legal letter (along with 50 pages worth of exhibits) that claimed I failed to follow the notice provisions in the bylaws. To cite one example, they claim that I failed to notify GNW of the exact date upon which I purchased 10,000 of my 50,000 GNW common shares beneficially, but not of record, owned by me (although I previously notified them of the exact dates I purchased the other 40,000). To cite another example, they claim that I failed to provide GNW with all of the information that would be required to be included in a Schedule 13D if I were required to file a 13D filing in connection with the proposals (which I obviously am not, as I would need a position about 420X my current size to be a 5% holder of GNW stock). Query how or why any of the foregoing information is relevant to GNW receiving necessary "prior notice" regarding any of the proposals above in order to include them in the proxy.

According to GNW, this means that the proposals were not in accord with the bylaws and therefore (again, per GNW's attorney), "the Board determined that the proposals will not be considered at the 2025 annual meeting" (email from Sidley Austin LLP to me, dated March 6, 2025). So, despite whatever boilerplate GNW may insert into its proxy statement every year about the importance of engaging with, and receiving feedback from, the true owners of the company (the shareholders), our Company does not really mean it. If they did, they would leap at the chance to hear directly from shareholders on the above important issues via a vote at the 2025 annual meeting and would waive any supposed technical violations of the bylaws in my proposal letter. Indeed, this would be the very definition of "shareholder democracy". Sadly, it appears that unless I pursue available legal remedies (which I am currently evaluating) to try to force GNW to include the above proposals in its proxy this year, YOU WILL NOT HAVE A CHANCE TO VOTE ON ANY OF THEM.

Our Company belongs to its owners, the shareholders, and NOT to entrenched and unresponsive upper management or to our so-called "independent" (actually, "CEO rubber-stamp") board members. If you would like to vote on one or more the above proposals at the 2025 meeting of GNW shareholders, YOU ARE STRONGLY URGED TO CONTACT THE FOLLOWING AT THE COMPANY AND LET THEM KNOW YOUR VIEWS TODAY - THANK YOU!

GNW IR: InvestorInfo@genworth.com

GNW Corporate Secretary: Michael.McCullough@genworth.com

Source:

Scott Klarquist

CIO, Seven Corners Capital Management, LLC

info@sevencornerscapital.com

(646) 592-0498